July 2, 2012

Half Time/ We are Ahead

Dear Shareholders,

At the beginning of the year if you had said we would be up 10% by the end of June I would have been a "happy camper," and I am. The stock Growth & Income Fund was up 10.3% as of June 20th compared to an S&P 500 Index up 9.3%.

The obvious question is with so much negative news in the first half of the year why would our stock market be up 10%? I believe a great part of the answer is that despite governments' (European, U.S., and China) inability to govern, corporations must continue to function. They need to grow and reinvest in their business and earn a profit or they will perish. Corporate America has done a particularly good job in adapting to the "new world order." So, despite the ineptitude of all our elected officials, corporations remain one bright spot in the economy. For these and other reasons that I have cited in previous letters, I remain optimistic that the second half of 2012 will add to the results achieved in the first half of 2012.

Some Good News

The price of natural gas has declined significantly over the past year. Those of you that heat your homes with natural gas should start to see your home heating bill decline. The utilities have long-term contracts with natural gas suppliers at much higher prices. As those contracts expire they will be replaced with much cheaper natural gas.

The U.S. housing market showed signs of life this week. New home sales in May reached a two-year high, up 7.6% from April's revised estimates, increasing 19.8% year over year. The Pending home Sales Index also reached a two-year high for the month, rising 5.9%. The S&P/Case-Shiller Home Price Index for April increased 0.7%, its third consecutive reading in positive territory after a 20-month successive run below zero.

Interest Rates/ Income Fund

The bond Income Fund finished the first six months of 2012 up 1.45%. This compares to a return of 1.9% for the Lipper Short-Term Bond Index. Looking forward we see more of the same. Interest rates will remain under 1% for savings accounts, bond CD's, and short-term government bonds.

Second Quarter Statements

In a few days you will receive your second quarter statements. If you have any questions about the statements or concerns about the market, please call.

Warm Regards,

Dick McCormick

NAV value as of 6/29/12

Elite Income Fund: $10.42

Growth & Income: $14.66